

Mail Stop 3561

June 14, 2016

Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

>   **Re: GATX Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Response dated June 2, 2016**
>   **File No. 001-02328**

Dear Mr. Lyons:

We have reviewed your June 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 56

Balance Sheet Measures, page 56

1.   We have reviewed your response to our prior comment 1. Please expand your disclosure to include your response beginning with the sentence "We include these leased-in assets in our calculation of total assets because it gives investors…We believe that showing this corresponding off-balance sheet debt amount provides investors…leverage, and capital structure." In addition, please consider revising the tabular presentation on page 56 to separately disclose a sub-total for off-balance sheet assets from that of the total of

consolidated on-balance sheet assets computed in accordance with GAAP. Please also revise the title of "Total On- and Off-Balance Sheet Assets" to "Total assets as adjusted" or similar caption as the current title is confusingly similar to total assets and implies a greater amount of assets than actually owned. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Net Income Measures, page 56

2.   We have reviewed your response to our prior comment 2. You state that the non-GAAP measures are more reflective of your actual operating results. In this regard, your proposed disclosure of the reasons for these supplemental non-GAAP measures appears to give greater prominence for their use than the actual amounts in your GAAP financial statements. Please revise your proposed disclosure of how the non-GAAP measures are meaningful as supplemental information to the reported GAAP amounts.

3.   We note your response to our prior comment 3. Please clarify for us if your income tax rate change adjustments related to footnotes (3) and (8) are used for normalizing your income taxes in 2015 as compared to prior years. If so, please explain to us why they are appropriate and reasonable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure